UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

March 21, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

TD Ameritrade Holding Corporation

File No. 001-35509 - CF# 29160

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TD Ameritrade Holding Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.32 to a Form 10-K/A filed on December 14, 2012, as refiled with fewer redactions on a Form 10-K/A filed on February 4, 2013.

Based on representations by TD Ameritrade Holding Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.32   through July 1, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael Seaman
Special Counsel